1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 19, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) UNUSUAL PRICE MOVEMENTS OF THE H SHARES

This statement is made by Aluminum Corporation of China Limited (the "Company") at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price of the H Shares of the Company. We wish to state that aside from Chinalco, the parent company of the Company, announcing the signing of a non-binding memorandum of understanding with the Rio Tinto Group to jointly develop an iron ore mine project in Simandou, Guinea, we are not aware of any reasons for such increase.

We also confirm that there are no other negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Hong Kong Listing Rules. The Board of Directors is also not aware of any other matters discloseable under the general obligation imposed by Rule 13.09 of the Hong Kong Listing Rules, which is or might be of a price-sensitive nature.

Made by the order of the Board of Directors, the directors of whom individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board of Directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary
Beijing, the PRC
19 March 2010

As of the date of this announcement, the members of the Board of Directors comprise of Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purposes only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary